Exhibit 99.3

DON’T BE MISLEAD
BY THE DISSIDENT NOISE

WITH THE BOARD OF DIRECTORS COMMITTED AND HIGHLY MOTIVATED TO SELL
WESTERN WIND AT THE HIGHEST POSSIBLE SALE PRICE, WE ASK:

WHO IS BEST SUITED TO OBTAIN THE MAXIMUM
VALUE FOR YOUR INVESTMENT?

NOW IS NOT THE TIME TO CHANGE LEADERSHIP.

NOW IS THE TIME TO SUPPORT THE CURRENT BOARD OF DIRECTORS AS IT SEEKS TO MAXIMIZE VALUE FOR THE CORPORATION AND ITS SHAREHOLDERS. THE ACTIONS OF THE DISSIDENT THREATEN TO COMPROMISE THE SALE PROCESS AND THEREFORE WILL NEGATIVELY AFFECT THE ABILITY TO ACHIEVE THE MOST FAVOURABLE SALE PRICE OR EVEN SUCCESSFULLY COMPLETE THE TRANSACTION.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE IN VOTING YOUR YELLOW PROXY PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE NORTH AMERICA:
1-877-452-7184; COLLECT 1-416-304-0211 or Email assistance@laurelhill.com
PLEASE VISIT www.westernwindenergy.com FOR NEWS UPDATES AND ADDITIONAL INFORMATION.

THE BOARD OF WESTERN WIND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL OF THE WESTERN WIND DIRECTOR NOMINEES.

VOTE ONLY YOUR YELLOW PROXY AND DISREGARD ANY OTHER PROXY RECEIVED FROM THE DISSIDENT GROUP.

THE FUTURE OF YOUR INVESTMENT IN WESTERN WIND WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW SAVITR TO TAKE CONTROL OF WESTERN WIND AND YOUR INVESTMENT.

IF ELECTED, SAVITR’S INABILITY TO RUN A COMPREHENSIVE AND EFFICIENT SALE PROCESS WILL DESTROY SHAREHOLDER VALUE.

WESTERN WIND ENERGY CORP.

NOTICE OF ANNUAL GENERAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AUGUST 24, 2012

MEETING TO BE HELD
SEPTEMBER 25, 2012

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1	VOTES NECESSARY TO PASS RESOLUTIONS	6
THE PROXY CONTEST	I	ELECTION OF DIRECTORS	6
HOW TO VOTE FOR WESTERN WIND'S NOMINEES	I	NOMINEES FOR ELECTION	6
BACKGROUND TO THE PROXY CONTEST	I	PRINCIPAL OCCUPATION, BUSINESS OR EMPLOYMENT OF MANAGEMENT NOMINEES	8
THE ONE AND ONLY ISSUE FOR THE PROXY CONTEST	II	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS FOR THE CURRENT DIRECTORS	9
REASONS TO SUPPORT THE CURRENT WESTERN WIND DIRECTORS AND REJECT THE DISSIDENT NOMINEES	IV	CONFLICTS OF INTEREST	10
YOUR BOARD OF DIRECTORS IS BEST POSITIONED TO CONDUCT A COMPREHENSIVE AND EFFICIENT SALE PROCESS	IV	THE DISSIDENT SLATE OF DIRECTORS	11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1	CORPORATE GOVERNANCE	11
GENERAL PROXY INFORMATION	2	CORPORATE GOVERNANCE	11
SOLICITATION OF PROXIES	2	STATEMENT OF EXECUTIVE COMPENSATION	16
APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES	2	COMPENSATION DISCUSSION AND ANALYSIS	16
VOTING OF PROXIES	3	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
PERSONS MAKING THE SOLICITATION	4	INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	26
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	26
THE RECORD DATE AND OUTSTANDING SHARES	5	AUDIT COMMITTEE	27
PRINCIPAL HOLDERS OF COMMON SHARES OF THE CORPORATION	5	APPOINTMENT OF AUDITOR	28
FINANCIAL STATEMENTS	6	MANAGEMENT CONTRACTS	29
		ADDITIONAL INFORMATION	29
		OTHER MATTERS	29

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

WESTERN WIND ENERGY CORP.
Suite 1326, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 685-9463 / Facsimile: (604) 685-9441

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of holders of common shares (“Common Shares”) of Western Wind Energy Corp. (“Western Wind” or the “Corporation”) will be held at the Four Seasons Hotel Vancouver, 791 West Georgia Street, Vancouver, V6C 2T4, on September 25, 2012, at 10:00 a.m. (Vancouver Time), for the following purposes:

1.

to receive the annual report of the board of directors (the “Board of Directors”) to the shareholders and the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, together with the report of the auditors thereon (the “Financial Statements”);

2.	to elect members of the Board of Directors for the ensuing year;

3.	to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuring year, at a remuneration to be fixed by the Board of Directors;

4.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

5.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The Financial Statements have been filed under the Corporation’s profile on SEDAR at www.sedar.com in accordance with the Corporation’s continuous disclosure obligations and will be presented to shareholders at the Meeting.

The accompanying Management Information Circular provides important information relating to the matters to be addressed at the Meeting and is incorporated in to this Notice. The Corporation does not anticipate that any other matters will be addressed; however, any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting or any adjournment thereof.

Registered shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether you plan to attend the Meeting in person, please vote for Western Wind’s nominees in accordance with the instructions provided on the YELLOW proxy, by telephone or Internet, or by signing, dating and returning the enclosed YELLOW proxy in the postage paid envelope provided to Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Your YELLOW proxy must be received by Computershare in advance of the proxy voting deadline of September 21, 2012 at 10:00 am (Vancouver Time) to be valid. You may receive a proxy from the dissident group. Please disregard that proxy and vote only the enclosed YELLOW proxy.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

Failure to properly complete or deposit a proxy may result in its invalidation. Proxies received after the voting deadline or delivered to the chair at the Meeting may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

All non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the Voting Instruction Form or other instructions received from their financial intermediary to ensure that such shareholders’ Common Shares will be voted at the Meeting in accordance with their wishes. If you hold your Common Shares in a brokerage account, you are not a registered shareholder. Your broker must receive your instructions in advance of the voting deadline in order to have sufficient time to submit your vote by the deadline to Computershare. Please use only your YELLOW voting instruction form to vote and disregard any other colour proxy you may receive by the dissident group.

Only shareholders of record at the close of business on August 24, 2012 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof.

Failure to properly complete or deposit a proxy may result in its invalidation. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

The enclosed YELLOW proxy is solicited by management of the Corporation and, if you wish you may nominate any person as your proxyholder, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting. Please use only the yellow proxy or voting instruction form to vote. All other color proxies received from the dissidents should be disregarded. DATED at the City of Vancouver, British Columbia, this 24th day of August, 2012.

BY ORDER OF THE BOARD

/s/ “Michael Boyd”
Chairman of the Board

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

THE PROXY CONTEST

A vote for the Western Wind director nominees is a vote for the orderly, efficient and timely sale of the Corporation with the best chance to maximize the sale price for all shareholders.

Western Wind’s assets are highly complex and technical in nature. These are not simple “plug and play” assets. There are various normal course environmental, operating, financial, tax and relationship matters to address in order to maximize the value to be received on a sale of the Corporation and its assets. It is expected that the dissident nominees will not be in a position to adequately address these matters. Management of Western Wind believes that a vote for any of the dissident nominees is a vote for a compromised sale process, the risk of a lower sale price and the destruction of shareholder value.

THE BOARD OF WESTERN WIND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL OF THE WESTERN WIND DIRECTOR NOMINEES.

THE FUTURE OF YOUR INVESTMENT IN WESTERN WIND WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE.

DO NOT ALLOW SAVITR AND ITS UNNAMED COLLABORATORS TO TAKE CONTROL OF WESTERN WIND AND YOUR INVESTMENT.

How to Vote for Western Wind’s Nominees

You may vote for Western Wind’s nominees in accordance with the instructions provided on the YELLOW proxy, by telephone or Internet, or by signing, dating and returning the enclosed YELLOW proxy in the postage paid envelope provided. Please sign, date and return the enclosed YELLOW proxy in advance of the proxy voting deadline of September 21, 2012 at 10:00 am (Vancouver Time).

Background to the Proxy Contest

On July 30, 2012 the Corporation announced that the Board of Directors had decided to seek a buyer for the Corporation and its assets. In that announcement, the Corporation advised that that sale process would be undertaken while the Corporation was looking to complete a number of near-term projects that the Board of Directors believed had the prospect to increase the value of the Corporation.

On July 31, 2012, Savitr Capital, LLC (the “dissident”) announced that it intends to nominate five new directors (the “dissident nominees”) for election to the Board of Directors. The dissident has announced that it is also committed to the near-term goal of seeking a buyer for the Corporation and its assets.

As part of its total commitment to the sale process, the Corporation has announced:

  on August 2, 2012 that it was terminating the proposed acquisition of Champlin/GEI Holdings previously announced on May 15, 2012 and that it had already commenced discussions with three large US electric utilities. While this proposed acquisition of development assets fit the long- term growth strategy for the Corporation, it no longer fit the near-term sale strategy; and

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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  on August 10, 2012 that it had engaged Rothschild as its lead financial advisor to manage and structure a comprehensive and efficient sale process. PI Financial has also been engaged as a co- advisor on the sale.

In addition, the Corporation has established a special committee for the purpose of analyzing proposed sale opportunities and providing a recommendation of these sale opportunities to the Board of Directors.

Rothschild has extensive experience advising its clients on mergers and acquisitions throughout the world in a variety of industries, including the power, utilities and renewables sector. Rothschild has been working with the Corporation’s management and the Board of Directors to structure and manage a comprehensive and efficient sale process with the goal of maximizing value for all shareholders as well as minimizing execution risk. The process is well underway, and a broad universe of potential acquirers in North America and abroad have been solicited. A data room has been opened for qualified parties having executed a non-disclosure agreement. Non-binding expressions of interest have been solicited and a small number of selected parties will shortly be invited to conduct further due diligence and enter into detailed discussions with management with a view to finalizing a definitive binding proposal regarding the acquisition of the Corporation and its assets.

Rothschild is a worldwide financial advisory firm with a 200-year history. With over 1,000 bankers based in 40 countries, the firm’s scale, global reach and local knowledge enable it to develop relationships and deliver effective solutions to support clients worldwide. Rothschild has been active in Canada for over half a century and has a dedicated team of advisory professionals located in three offices across the country. Rothschild has approximately 60 senior bankers globally focused on the power, utilities and renewables sector. In particular, Rothschild’s power & utilities bankers in the U.S., who bring significant sector knowledge as well as relationships with the U.S. industry players, will be working closely with Rothschild Canada to execute the sale.

PI Financial is one of Canada’s largest independent full service investment dealers, providing a full range of investment products and services for individual, corporate and institutional investors. PI Financial is 75% employee-owned and 25% owned by National Bank Financial, a subsidiary of National Bank of Canada. PI Financial is also a leading Canadian investment bank for small to mid cap Canadian companies with expertise in the mining, energy, technology, alternative energy, industrial, transportation and consumer sectors.

The One and Only Issue for the Proxy Contest

With the dissident announcement that it supports the position taken by the current Board of Directors to seek a buyer for the Corporation and its assets, there is only one relevant question to be addressed by the shareholders of the Corporation:

Who is best suited to obtain the maximum value for your investment?

Do you want a group of dissident nominees with no first-hand knowledge of the assets of the Corporation or hands-on experience in its industry negotiating the sale of your company?

A group who will either need to take considerable time to come to a deep understanding of the true value of the assets of the Corporation or be forced to “fly blind” in pursuing an immediate sale?

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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A group who may restart the entire sale process of the Corporation and interrupt a process that will have been underway for almost 60 days by the time of the Meeting, causing significant delays as well as market confusion?

A group who will incur significantly higher transaction costs and therefore erode shareholder value in an attempt to negotiate or complete a sale, including in connection with their own executive compensation and the retention of their own financial advisors (duplicating the fees the Corporation is contractually bound to pay to Rothschild and PI Financial)?

A group who have not disclosed their shareholdings in Western Wind but, based on information available to the Corporation, own significantly less Common Shares than the current Board of Directors and management?

Do you really want to trust this group of dissident nominees with the most significant transaction in the Corporation’s history?

Or do you want the sale process to be run by the persons with a comprehensive 14-year knowledge of the Corporation, its assets, the industry and its players and the value of the Corporation’s assets to potential buyers, who have already commenced the sale process and will be well down the path of negotiating with potential buyers by the time of the Meeting, namely, the current Board of Directors and its CEO?

The current Board of Directors are the only persons who understand the complex and technical nature of the Corporation’s assets. The current Board of Directors are the only persons who are capable of addressing the various related normal course environmental, operating, financial, tax and relationship matters pertaining to those assets in order to efficiently run the existing sale process and maximize the value to be received on a sale.

You may vote for Western Wind’s nominees in accordance with the instructions provided on the YELLOW proxy, by telephone or Internet, or by signing, dating and returning the enclosed YELLOW proxy in the postage paid envelope provided. Please sign, date and return the enclosed YELLOW proxy in advance of the proxy voting deadline of September 21, 2012 at 10:00 am (Vancouver Time).

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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REASONS TO SUPPORT THE CURRENT WESTERN WIND DIRECTORS
AND REJECT THE DISSIDENT NOMINEES

The current Board of Directors is actively pursuing a comprehensive and efficient sale process that is in the best interests of shareholders. That process should not be derailed.

Western Wind’s assets are highly complex and technical in nature. These are not simple “plug and play” assets. There are various normal course environmental, operating, financial, tax and relationship matters to address in order to maximize the value to be received on a sale of the Corporation and its assets. It is expected that the dissident nominees will not be in a position to adequately address these matters.

Management of Western Wind believes that a vote for any of the dissident nominees is a vote for a compromised sale process, the risk of a lower sale price and the destruction of shareholder value. If elected, the dissident nominees would likely have to rely solely on their financial advisors to run the sale process and come to an opinion on the value of the Corporation and its assets, rather than the current Board of Directors and management team who have a deep and real appreciation of that value. This ultimately risks the value that shareholders will receive on a sale of the Corporation and its assets.

Management supports the current Board of Directors of Western Wind, including its CEO who is also a director, in the belief that the current Board of Directors has superior knowledge about the Corporation, its assets and their value, and the industry, and is best positioned to maximize the value shareholders will receive on a sale of the Corporation and its assets.

Your Board of Directors is Best Positioned to Conduct a Comprehensive and Efficient Sale Process

Your Board of Directors Has Already Made Significant Progress Towards a Sale – There is No Turning Back

On August 10, 2012, the Corporation announced that it had engaged Rothschild as its lead financial advisor to manage and structure a comprehensive and efficient sale process. PI Financial has also been engaged as a co-advisor on the sale. Since its engagement, Rothschild has been working with the Corporation’s management and the Board of Directors to structure and manage a comprehensive and efficient sale process with the goal of maximizing value for all shareholders. The process is well underway, and a broad universe of potential acquirers in North America and abroad have been solicited. The Corporation has established a special committee for the purpose of analyzing sale opportunities and providing a recommendation of same to the Board of Directors. A data room has been opened for qualified parties having executed a non-disclosure agreement. Non-binding expressions of interest have been solicited and a small number of selected parties will shortly be invited to conduct further due diligence and enter into detailed discussions with management with a view to finalizing a definitive binding proposal regarding the acquisition of the Corporation and its assets.

The dissident nominees, on the other hand, will either need to take considerable time to come to an understanding of the true value of the assets of the Corporation or be forced to “fly blind” in pursuing an immediate sale. They may restart the entire sale process of the Corporation, a process that will have been underway for almost 60 days by the time of the Meeting, with their own financial advisors. In doing so, they will incur significantly higher transaction costs, delay the sale process, and erode shareholder value.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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Your Board of Directors has Superior Knowledge of the Corporation, its Assets and its Value

There are complex technical and legal requirements involved with the operation of the Corporation’s assets. These requirements are complex and require the knowledge, experience and skill of the current Board of Directors and management team.

Indeed, the current Board of Directors has extensive knowledge of the Corporation, its assets, the industry and its players and the value of the Corporation’s assets to potential buyers. Only the directors of Western Wind have the skills, experience and relationships required to provide Western Wind shareholders with continued strong and experienced leadership through the sale process. The current Board of Directors is well equipped to fairly represent the interests of all Western Wind shareholders in this process.

The dissident nominees, on the other hand, have no first-hand knowledge of the Corporation, its assets or its value. Further, none of the current employees or members of the management team of the Corporation have agreed to work with the dissident nominees should they be elected, so it is unclear how the dissident nominees will attempt to conduct a sale process.

Western Wind’s assets are highly complex and technical in nature. These are not simple “plug and play” assets. There are various normal course environmental, operating, financial, tax and relationship matters to address in order to maximize the value to be received on a sale of the Corporation and its assets. Management of Western Wind believes that a vote for any of the dissident nominees is a vote for a compromised sale process, the risk of a lower sale price and the destruction of shareholder value. For example, these matters include the negotiation of a customary wake impact agreement with another wind farm operator, and the completion of normal course matters required to commence construction of the Yabucoa Project on schedule.

The Board of Directors is of the view that the Yabucoa Project will significantly increase the eventual price to be received by the Corporation through the sale process. The Yabucoa Project is a 30-MW solar project in Yabucoa, Puerto Rico with a highly competitive 20-year PPA. Construction is expected to commence in 2012, with expected production in 2013. Management of the Corporation is actively working towards the completion of normal course matters required to commence construction of the Yabucoa Project on schedule, including customary discretionary permits and third party agreements. The Corporation announced on August 8, 2012 that the current Board of Directors and management team have received a letter of support from the Mayor of Yabucoa. In that letter, the Mayor confirmed the importance of the current Board of Directors and management team to the completion of the Yabucoa Project. Management of Western Wind believes that the dissident nominees, with no history of relationships with the Corporation’s partners in the Yabucoa Project, including government officials, will not be able to move forward with the Yabucoa Project on its current schedule.

Your Board of Directors is Experienced and Qualified

The current Board of Directors and management team includes pioneers of the modern wind energy industry who have been involved in the operation and ownership of utility scale wind energy operations in California since 1981. The team is experienced in many aspects of the wind energy business, including site evaluation and acquisition, energy analysis, transmission, permitting and zoning, turbine selection, construction, environmental, operations, sales, marketing and capital raising.

The current Board of Directors and management team have built the Corporation into a leading renewable energy developer and producer with:

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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  its portfolio of four operating projects with 165 MW of installed wind and solar power production capacity, supported by long-term power purchase agreements (“PPA”) at highly competitive rates;

  30-MW solar project (the “Yabucoa Project”) in late-stage development in Yabucoa, Puerto Rico, which is expected to commence construction in the second half of 2012;

  a significant pipeline of near-term development projects, with a particular focus on the 196 MW Snowflake wind farm in Arizona, the 50 MW Windswept wind (or solar) farm in California, the 30 MW Mesa repower project, and the California initiative, in which the Corporation has proprietary information on 66 wind energy site locations in California; and

  a proven management team with exceptional development and project financing capabilities, enabling the Corporation to have completed over $350 million of construction with limited shareholder dilution.

The dissident nominees, on the other hand, are not experienced or qualified in the renewable energy industry. The most important thing in an M&A transaction is understanding your assets and being able to credibly and knowledgeably convey the drivers of value to potential acquirers. The dissident nominees have no first-hand knowledge of the assets of the Corporation or of their value. They are not in a position to run a successful sale process.

The dissident group has not disclosed their shareholdings in Western Wind. However, based on information available to the Corporation, the current Board of Directors and management own significantly more Common Shares than the dissident group. This confirms the current Board of Directors is properly aligned to maximize the value to be received on a sale.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

-vi-

WESTERN WIND ENERGY CORP.
Suite 1326, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 685-9463 / Facsimile: (604) 685-9441

MANAGEMENT INFORMATION CIRCULAR
(unless otherwise specified, information is as of August 24, 2012)

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Western Wind Energy Corp. (“Western Wind” or the “Corporation”) for use at the annual general meeting of the holders of common shares (the “Common Shares”) in the capital of the Corporation to be held at the Four Seasons Hotel Vancouver, 791 West Georgia Street, Vancouver, British Columbia V6C 2T4 on September 25, 2012, at 10:00 a.m. (Vancouver Time) (the “Meeting”), or at any adjournment thereof, for the purpose set forth in the attached notice of meeting (“Notice of Meeting”).

In this Management Information Circular, references to the “Corporation”, “we” and “our” refer to the Corporation. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board of Directors of the Corporation has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management Information Circular contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of the Corporation and its assets and the adverse impact of the dissident on the intended sale. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this Management Information Circular include statements regarding the proposed sale of the Corporation and its assets, the disruptive impact of the dissident in regard to the sale process, the adverse effect of the dissident on the sale price, the higher transaction costs associated with dissident efforts to complete the sale of the Corporation, the delay in sale process and loss in shareholder value caused by the dissident, and the construction and completion of the Yabacoa Project. The forward-looking statements

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

included in this Management Information Circular are based on reasonable assumptions, including, that in regards to the proposed sale of the Corporation the Corporation will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale, and that in regards to the Yabacoa Project the Corporation will be able to attain all required approvals and permits and successfully negotiate and finalize all third party agreements necessary to complete construction and commence production. Factors that may cause results to vary from those anticipated include the risk that the proxy dispute with the dissident may disrupt and impede the sale process, the risk that the Corporation may not be able to successfully identify an appropriate buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete a sale, that the terms of any such consents may not be acceptable to the Corporation, or, assuming the Corporation is able to successfully complete the sale, the Corporation is not able to achieve expected results following such sale, and in relation to the Yabacoa Project, the risk that the Corporation is unable to advance the Project in accordance with the current schedule, or at all, and that the Corporation is unable to procure all necessary permits and approvals in order to complete construction and commence production. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind’s management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained herein is given as of August 24, 2012 except where otherwise indicated. There is enclosed herewith a form of YELLOW proxy or voting instruction form for use at the Meeting. Each shareholder who is entitled to attend meetings of shareholders is encouraged to participate in the Meeting and to vote in person or by proxy on matters to be considered. The cost of solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the YELLOW proxy as proxyholders are directors of Western Wind. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the YELLOW proxy or by completing another proper form of proxy. In either case, the completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof at which the proxy is to be used.

Failure to properly complete or deposit a proxy may result in its invalidation. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the registered shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to (i) our registered office, Suite 300 – 576, Seymour Street, Vancouver, BC V6B 3K1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or in any manner provided by law, or (ii) the Chair of the Meeting on the day of, but prior to the commencement of, the meeting or any adjournment thereof.

Voting of Proxies

If the YELLOW proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the YELLOW proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. The YELLOW proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters that may properly come before the Meeting or an adjournment thereof. As of the date of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting; however, if other matters should properly come before the Meeting, the YELLOW proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

If no choice is specified by a shareholder in the YELLOW proxy with respect to a matter identified in the YELLOW proxy or any amendment or variations to such matters, it is intended that the person designated by management in the YELLOW proxy will vote the Common Shares therein represented in favour of each matter identified on the YELLOW proxy and for the nominees of management for directors and auditors.

Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders” or “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Western Wind as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker or other financial intermediary, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on the records of Western Wind. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

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Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the YELLOW proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the YELLOW proxy provided to registered shareholders by Western Wind. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

This Management Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the proxy and this Management Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor. Western Wind has also retained Laurel Hill Advisory Group to solicit proxies for a fee that is not expected to exceed approximately $120,000. Laurel Hill may utilize the services of Broadridge QuickVote (TM) for the purpose of collecting voting instructions from beneficial shareholders. The fee for the proxy solicitation services provided by Laurel

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Hill is based on a retainer fee, various communications fees, and a success fee as set out in the agreement between Western Wind and Laurel Hill.

In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Record Date and Outstanding Shares

The Board of Directors has fixed August 24, 2012 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting. Only shareholders of record at the close of business on August 24, 2012, who either attend the meeting personally or complete and deliver a proxy form in the manner and subject to the provisions discussed below, will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of this Management Information Circular, the Common Shares of the Corporation are listed for trading on the TSX Venture Exchange (“TSX-V”). The Corporation is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A preferred shares without par value, issuable in series. As of August 24, 2012 there were a total of 68,427,401 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation. Holders of Class A preferred shares are entitled, upon liquidation or dissolution of the Corporation or any other distribution of the assets of the Corporation for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares of the Corporation or any other shares ranking junior to the Class A preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Corporation, the amount paid up with respect to each Class A preferred shares held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon. After holders of Class A preferred shares have received any amounts so payable to them, they will not be entitled to share in any further distribution of the property or assets of the Corporation, except as specifically provided in the special rights and restrictions attached to any particular series. Except for rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A preferred shares by the directors, holders of Class A preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Corporation.

Principal Holders of Common Shares of the Corporation

To the knowledge of our directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all the Corporation’s issued and outstanding Common Shares except as disclosed below:

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Name	Number of Common Shares Owned(1)	Percent of Issued Shares(2)
Goodman & Company Investment Counsel Ltd.	10,980,109	16%

Notes:

(1)	Number of Common Shares owned as at December 31, 2011 per Schedule 13G as filed on Edgar.
(2)	Based on the number of outstanding Common Shares as at August 24, 2012.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the most recently completed financial year and the report of the auditor thereon will be placed before shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

Directors of the Corporation are elected for a term of one year. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until immediately before the election of directors at the Meeting, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCBCA or the terms of the Articles. The term of office of each of the current directors will end immediately before the election of directors at the Meeting.

Nominees for Election

The directors of the Corporation have determined that the number of directors for the ensuing year will be five. All of the five nominees for election at the Meeting are currently directors of the Corporation. All nominees have agreed to stand for election. If however, in the unlikely event one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. While we do not anticipate that any of the nominees will be unable to serve as a director, if any management nominee should become unavailable, the YELLOW proxy will be voted for substitute nominees as may be nominated by management. The following disclosure sets out: (a) the names of management’s nominees for election as directors and their residency, (b) all major offices and positions with the Corporation each now holds, (c) each new nominees principal occupation, business or

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employment for the five preceding years, (d) the period of time during which each has been a director of the Corporation, and (e) the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly or over which each exercised control or direction as at August 24, 2012.

Name and Present Position with Western Wind and Residence	Principal Occupation, Business or Employment(1)	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (2)
Jeffrey J. Ciachurski Coquitlam, BC Canada President, Chief Executive Officer and Director	CEO of Western Wind. Mr. Ciachurski is a member of the Compensation Committee, the Corporate Disclosure Committee and the Risk Management Committee.	February 25, 1998	2,250,666
Claus Andrup Maple Ridge, BC Canada Director	President of Andrup Corporate Consultants Inc. (formerly, Andrup & Associates), a public relations firm, since 1980; President of Oretech Resources Inc., from June 2007 to January 2009 a private mining company; President of OHG Resources Inc., a private mining company from October 2009 to current. Mr. Andrup is a member of the Audit Committee and the Corporate Governance Committee.	February 25, 1998	124,875(3)
Robert C. Bryce Val-d’Or, Quebec Canada Director	Founder and Director of Abitex Resources Inc. (TSX-V: ABE) since 1996. Mr. Bryce is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee.	October 25, 2000	445,866(4)
J. Michael Boyd Tucson, Arizona USA Chairman of the Board	President and director of Western Wind Energy U.S. Corporation (formerly Verde Resources Corporation) since July 23, 2002. Mr. Boyd is a member of the Compensation Committee and the Corporate Disclosure Committee.	February 11, 2005	357,000(5)
V. John Wardlow Surrey, BC Canada Director	Businessman. Mr. Wardlow is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee.	September 25, 2006	579,900(6)

Notes:

(1)	The information as to principal occupation, business or employment is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.
(2)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of management of the Corporation, has been furnished by the respective

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nominees or has been extracted from insider reports filed by the nominee and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(3)

In addition, Mr. Andrup holds options to purchase 187,500 Common Shares at a price of $1.09 per share until December 21, 2015, 150,000 Common Shares at a price of $1.34 per share until November 4, 2013 and 100,000 Common Shares at a price of $1.54 per share until November 8, 2012.

(4)

Mr. Bryce also holds options to purchase 250,000 Common Shares at a price of $1.09 per share until December 21, 2015, 150,000 Common Shares at a price of $1.34 per share until November 4, 2013 and 100,000 Common Shares at a price of $1.54 per share until November 8, 2012.

(5)

In addition, Mr. Boyd holds options to purchase 150,000 Common Shares at a price of $1.34 per share until November 4, 2013 and 89,862 Common Shares at a price of $1.54 per share until November 8, 2012.

(6)	Mr. Wardlow also holds options to purchase 150,000 Common Shares at a price of $1.09 per share until December 21, 2015 and 300,000 Common Shares at a price of $1.34 per share until November 4.

As of August 24, 2012, our directors and executive officers beneficially own, directly or indirectly, or exert direction or control over, 5,072,145 Common Shares representing 7.41% of our issued and outstanding Common Shares.

Principal Occupation, Business or Employment of Management Nominees

Jeffrey J. Ciachurski – President, Chief Executive Officer and Director

Jeff Ciachurski, 52, President, Chief Executive Officer and a director of the Corporation, acts as principle executive officer and principal advisor representing the operating and management team to the Board of Directors. He provides executive leadership, strategic planning, corporate policy and execution of the Corporation’s business and financial plan. Mr. Ciachurski has 27 years of public company M&A experience, forming his first public company in 1985.

Mr. Ciachurski formulated the mission statement, forms corporate structure, appoints and designates senior management personnel, defines geographic areas of responsibility and engages senior independent consultants. He maintains continuous and proactive relationships with leading institutional and retail shareholders, and establishes and maintains close contacts within the investment banking and project financing community.

Mr. Ciachurski founded Western Wind fourteen years ago and since then has developed the Corporation from several hundred thousand dollars to a $400 million profitable wind energy company with a combined annual growth rate on assets of over 60% per year. Mr. Ciachurski has led the transition of Western Wind from a closely-held company to a public company with over 10,000 public shareholders. He has led the acquisition of all the Corporation’s land, power contracts and financing and has assembled an industry-recognized operating team generating 165 megawatts and an annualized 440,000,000 kilowatt hours per year of clean green energy. Under Mr. Ciachurski’s leadership, Western Wind was awarded second place in the TSX Venture Exchange’s Top 50 companies in 2010 and third place in the Top 50 for 2012. Western Wind went public at a price of $0.35 per share on December 23, 1999 and currently trades at over $2.00 per share, representing a combined annual growth rate of 17% each year since 2000.

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Claus Andrup – Director

Claus Andrup, 63, has been the president of Andrup Corporate Consultants Inc. since 1980. He has 32 years experience of working with public companies in Canada and the United Kingdom and has been a director of Western Wind since 1998.

Robert C. Bryce – Director

Robert C. Bryce, P.Eng., MBA, 73, has 50 years of executive experience in the natural resource sector and has been involved with the build-up of many large, operating resource operations and power plants in his capacity as a professional engineer and manager, holding top executive positions leading natural resources companies. Mr. Bryce has been the president and director of Abitex Resources Inc. (TSX-V: ABE) since 1996 and has acquired extensive experience in affecting several large capital projects during the course of his active career.

J. Michael Boyd – Chairman of the Board

Prior to joining Western Wind, Michael Boyd was Chairman of the Pima County (Tucson, Arizona) Board of Supervisors and was responsible for managing 7,000 employees and a $1 billion annual budget. Mr. Boyd was also a commissioner of the Central Arizona Project, which is the largest electrical energy user in the State of Arizona and provider of much of Central Arizona’s (Phoenix) potable water. Mr. Boyd is a graduate of the University of California, Los Angeles.

V. John Wardlow – Director

John Wardlow, 67, has been a director of Western Wind since September 2006. John is a leading member and early industry player of the motion picture industry in Vancouver for the past 40 years and personally founded the Vancouver office of the Directors Guild of Canada. Mr. Wardlow subsequently co-founded Polaris Entertainment Corporation, a film production company, in 1984. Mr. Wardlow has helped fund numerous green energy initiatives in Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions for the Current Directors

To the Corporation’s knowledge, except as set out below, no proposed director is, as at the date of this Management Information Circular, or has been, within 10 years before the date of this Management Information Circular, a director, chief executive officer, or chief financial officer of any company (including the Corporation) that was subject to a cease trade order or an order similar to a cease trade order, or an order that denied the Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(a)	that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Messrs. Ciachurski, Andrup, Bryce and Boyd were made subject to a management cease trade order in respect of any securities of Western Wind, issued by the British Columbia Securities Commission and the Alberta Securities Commission on June 19, 2006, due to a delay in the filing of the Corporation’s financial statements for the year ended January 31, 2006. The required annual statements were subsequently filed, and the management cease trade order was lifted. Messrs. Ciachurski, Andrup, Bryce, Boyd and Wardlow were made subject to a management cease trade order in respect of any securities of Western Wind, issued by the British Columbia Securities Commission and the Alberta Securities Commission on June 8, 2007, due to a delay in the filing of the Corporation’s financial statements for the year ended January 31, 2007. The required annual statements were subsequently filed, and the management cease trade order was lifted.

To the Corporation’s knowledge, no proposed director is, as at the date of this Management Information Circular, or has been, within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Corporation’s knowledge, no proposed director has, within ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the Corporation’s knowledge, as of the date of this Management Information Circular, no proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors of the Corporation also holding positions as directors or officers of other companies. Some of the directors and proposed directors of the Corporation have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Corporation are involved with companies in direct competition with the Corporation. Conflicts, if any, will be subject to procedures and remedies provided under the BCBCA. Directors who are in a position of conflict will abstain from voting on any matters relating to the conflicting matter.

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The Dissident Slate of Directors

The dissident nominees are not positioned to conduct a comprehensive and efficient sale process. They will either need to take considerable time to come to an understanding of the true value of the assets of the Corporation or be forced to “fly blind” in pursuing an immediate sale. They have no first-hand knowledge of the Corporation, its assets or its value and are extremely unlikely to bring the Yabucoa Project into production. They are not experienced or qualified in the renewable energy industry and they lack meaningful public company or M&A experience.

A vote for the dissident nominees is a vote for the derailment of the current sale process being undertaken by the current Board of Directors.

YOUR BOARD OF DIRECTORS RECOMMENDS YOU DO NOT VOTE IN FAVOUR OF ANY OF THE DISSIDENT DIRECTOR NOMINEES.

CORPORATE GOVERNANCE

Corporate Governance

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders and is committed to sound corporate governance practices.

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by Western Wind in developing our corporate governance policy (the “Corporate Governance Policy”). Our approach to corporate governance is set out below.

Board of Directors

The Board of Directors currently consists of five directors: J. Michael Boyd, the Chairman of the Board and Executive Vice President of Business Development, Jeffrey J. Ciachurski, our President and Chief Executive Officer, Claus Andrup, Robert C. Bryce and V. John Wardlow.

The Board of Directors facilitates its exercise of independent supervision over management by ensuring representation on the Board of Directors by directors who are independent of management and by promoting frequent interaction and feedback.

The Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. A director is considered independent of the Corporation if the individual has no direct or indirect material relationship with Western Wind that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s

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independent judgment. An individual who is, or has been within the last three years, an employee or executive officer of Western Wind or any of its subsidiaries is considered to have a material relationship with Western Wind.

The Board of Directors has reviewed the relationship between each director and the Corporation with a view to determining independence. Based on that review, the Board of Directors has determined that three of its current members are independent: Robert C. Bryce, V. John Wardlow and Claus Andrup, and that the following members are non-independent: Jeffrey J. Ciachurski and J. Michael Boyd. Mr. Ciachurski is considered non-independent as he is the President and Chief Executive Officer of Western Wind and Mr. Boyd is considered non-independent as he is the VP of Business Development of Western Wind.

Directorships

The following table sets forth the directors of Western Wind who currently serve as directors of other reporting issuers:

Director	Name of reporting issuer	Name of exchange or market
Jeffrey J. Ciachurski	Greenbriar Capital Corp.	TSX-V
Claus Andrup	Greenbriar Capital Corp.	TSX-V
V. John Wardlow	Greenbriar Capital Corp.	TSX-V
J. Michael Boyd	Greenbriar Capital Corp.	TSX-V
Robert C. Bryce	Abitex Resources Inc.	TSX-V
	Integra Gold Corp.	TSX-V
	BonTerra Resources Inc.	TSX-V
	Pershimco Resources Inc.	TSX-V
	Metanor Resources Inc.	TSX-V
	Q-Gold Resources Limited	TSX-V
	QMX Gold Corporation	TSX

Jeffrey J. Ciachurski, Claus Andrup, V. John Wardlow and J. Michael Boyd are directors of the Corporation who serve together as directors on the board of Greenbriar Capital Corp. (“Greenbriar”). Greenbriar is an independent residential land development company which focuses on residential subdivisions. The Corporation has no material business with Greenbriar. and accordingly the Board does not consider there to be a conflict between the directorships of Messrs. Ciachurski, Andrup, Wardlow and Boyd with the Corporation and with Greenbriar.

Orientation and Continuing Education

Western Wind does not have a formal orientation and education program for new directors. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board of Directors as necessary. New directors will become familiar with the Corporation by meeting

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with the other directors and with officers of the Corporation, as well as receiving an introductory overview of Western Wind’s business, and having the opportunity to review relevant financial information, reports on operations and results, public disclosure filings, committee charters and other background information on Western Wind and its operations.

The Board of Directors recognizes the importance of ongoing director education. In order to ensure that our directors maintain the skill and knowledge necessary to meet their obligations as directors, directors are encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Ethics (the “Code of Ethics”) applicable to directors, officers, employees and consultants of Western Wind and its wholly owned subsidiaries. Western Wind and its subsidiaries expect all of their directors, officers, employees and consultants to act in accordance with the highest ethical standards in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by the Code of Ethics.

The Code of Ethics addresses, among other things, conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, record-keeping and compliance with laws, rules and regulations. Waivers of the Code of Ethics may only be approved by the Board of Directors (or the board of directors of a subsidiary, as the case may be).

In addition to the Code of Ethics, the Corporation also has in place a written Code of Conduct and Conflict of Interest Guidelines (the “Code of Conduct”) applicable to directors and officers of the Corporation and its subsidiaries. The Code of Conduct is intended to govern the conduct of, and the disclosure and avoidance of conflicts of interest for, the directors and officers of the Corporation and its subsidiaries and addresses the following matters, among others: disclosure of interests, standards of behavior expected of the directors and officers of the Corporation, confidentiality and avoidance of conflicts of interest.

Nomination of Directors

The Board of Directors selects new nominees to the Board of Directors, following the guidelines set out in Western Wind’s Corporate Governance Policy. Pursuant to the terms of the Corporate Governance Committee Charter, the Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, and to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill any vacancies on the Board that may arise from time to time. The nominees are generally the result of recruitment efforts by the Board of Directors, including both formal and informal discussions among board members and the Chief Executive Officer (the “CEO”).

Compensation

The Compensation Committee is responsible for determining compensation for the directors and the executive officers including the CEO. The process of determining compensation involves the Compensation Committee reviewing recommendations by management, assessing and identifying comparables and reviewing the circumstances under which compensation is warranted. Following such

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considerations, the Committee recommends to the Board of Directors for approval the compensation of the CEO, executive officers and directors, including any grants of stock options.

Other Board Committees

Western Wind does not have any standing committees other than the Audit Committee, Compensation Committee, Corporate Governance Committee, Corporate Disclosure Committee and the Risk Management Committee. For details on the Audit Committee please refer to the “Audit Committee” section. The remaining standing committees are discussed below.

Compensation Committee

The Compensation Committee is responsible for approving and evaluating director and officer compensation plans, policies and programs. In addition, the Compensation Committee is responsible for reviewing and approving corporate goals and objectives related to CEO compensation, making recommendations to the Board with respect to CEO and non-CEO officer and director compensation, bonuses, incentive-compensation and equity-based compensation. The Compensation Committee reviews and evaluates the CEO’s performance having regard to corporate goals and objectives and reviews the adequacy and form of directors’ remuneration to ensure it appropriately compensates directors.

The Compensation Committee is comprised of at least three directors, each of whom must be a director of the Corporation and a majority of whom must be independent. Members of the Compensation Committee are appointed annually by the Board of Directors. The Compensation Committee is currently comprised of Messrs. V. John Wardlow (Chairman), Robert C. Bryce, and Jeffrey J. Ciachurski. Meetings of the Compensation Committee to discharge the foregoing duties and responsibilities are held periodically, and at least once a year. Special meetings may be convened as required upon the request of the Compensation Committee or the CEO. The Compensation Committee may invite such directors, officers or employees of Western Wind, and any independent compensation consultant, as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues. The Corporate Governance Committee assists the Board of Directors in developing corporate governance guidelines, including the constitution and independence of the Board of Directors, and make recommendations to the Board of Directors with respect to corporate governance practices.

The Corporate Governance Committee is comprised of at least three directors, who are appointed annually by the Board of Directors. If the Corporate Governance Committee is comprised of three members, each must be independent. If the Corporate Governance Committee is comprised of more than three members, a majority of the members of the committee must be independent. The Corporate Governance Committee is currently comprised of Messrs. Claus Andrup, Robert C. Bryce and V. John Wardlow, each of whom are considered independent

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Corporate Disclosure Committee

The Corporate Disclosure Committee is responsible for developing, implementing and monitoring the disclosure process for Western Wind. The Corporate Disclosure Committee reviews all material non-public information for compliance, accuracy, completeness and currency and is to approve all public release of material information relating to Western Wind prior to such information being disseminated to the public or filed with the applicable regulatory agencies.

The Corporate Disclosure Committee is to be comprised of at least three members including the CEO, the CFO, and at least one independent director. The Corporate Disclosure Committee is currently comprised of Messrs. Jeffrey J. Ciachurski, Chris Thompson, V. John Wardlow and Michael Boyd.

Risk Management Committee

The Risk Management Committee is responsible for assisting the Board in effectively discharging its responsibilities for risk management and reviewing the risk management framework and policies of Western Wind and monitoring their implementation. The Risk Management Committee’s responsibilities include reviewing and recommending amendments to the risk management policy of the Corporation, evaluating the adequacy and effectiveness of the Corporation’s operational risk management controls, ensuring appropriate review of identified risks, together with the assessments of their likelihood and severity and monitoring compliance with relevant legislative and regulatory requirements.

The Risk Management Committee is to be comprised of at least three members, the Chair of whom must be an executive or non-executive director. The Chair of the Risk Management Committee is appointed by the Board of Directors. Following the appointment of the Chair, the Chair will appoint the remaining committee members.

The Risk Management Committee is currently comprised of Messrs. Jeffrey J. Ciachurski, Kevin Craig Chris Thompson and T. Alana Steele.

Assessments

The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees, or individual directors, but will consider implementing one in the future should circumstances warrant. Based on our size, our stage of development and the limited number of individuals on the Board of Directors, the Board of Directors considers a formal assessment process to be inappropriate at this time. The entire Board of Directors, in conjunction with the Corporate Governance Committee, is responsible for selecting new directors and assessing the performance of current directors. A proposed director’s credentials are reviewed in advance of a Board of Directors meeting by one or more members of the Board of Directors prior to the proposed director’s nomination.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This disclosure is intended to provide information about the Corporation’s compensation-related objectives and procedures and to disclose the compensation decisions relating to the Corporation’s named executive officers (“Named Executive Officers” or “NEOs”) listed in the summary compensation table below. In this section, a “Named Executive Officer” refers to (i) the Chief Executive Officer and the Chief Financial Officer of the Corporation, (ii) each of the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer who were serving as executive officers of the Corporation at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, and (iii) any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the recently completed financial year end.

For the fiscal year ended December 31, 2011, the following individuals are considered Named Executive Officers of the Corporation: Jeffrey J. Ciachurski, President and Chief Executive Officer, Chris Thompson, Chief Financial Officer (since August 1, 2012), Kevin Craig, Director of Finance (since August 1, 2012), Alana T. Steele, General Counsel and Chief Operating Officer, and Steve Mendoza, Executive Vice President and Chief Engineer.

Executive and Employee Compensation Objectives and Principles

The Board of Directors recognizes that Western Wind’s success depends greatly on its ability to attract, retain and motivate superior performing employees or consultants at all levels, which can only occur if Western Wind has an appropriately structured and executed compensation program. Our compensation philosophy is aligned with our business strategy and objectives as a mid-tier company in the wind energy electrical generation sector. Salaries, fees and benefits are intended to be competitive within our business sector, while long-term incentive compensation is provided to reward performance that contributes to the achievement of our strategy on a long term basis and the creation of shareholder value. We strive to maintain compensation programs that attract and retain committed, highly qualified personnel by providing competitive compensation and benefits as well as incentives that align the interests of officers, consultants, and employees with those of our shareholders.

In determining the nature and quantum of compensation for our executive officers, we seek to achieve the following objectives:

  to provide a strong incentive to management to contribute to the achievement of our short-term and long-term corporate goals;

  to ensure that the interests of our executive officers and the interests of our shareholders are aligned;

  to enable us to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in our industry for qualified personnel;

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  to recognize that the successful implementation of our corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance; and

  to provide fair, transparent, and defensible compensation.

In applying these principles during this period of growth, the Compensation Committee and the Board of Directors maintain a significant degree of flexibility and subjectivity in making recommendations and compensation decisions.

Elements of Total Compensation

The compensation that we pay to our executive officers generally consists of an annual base amount, quarterly or annual performance bonuses, and stock options. Our compensation policy reflects a belief that an element of total compensation for our executive officers should be “at risk” and aligned with long-term interests of shareholders in the form of Common Shares or incentive stock options, so as to create a strong incentive to build shareholder value.

The following summarizes the primary purpose of each compensation element and its emphasis:

  Base compensation — paid in cash as a fixed amount of compensation for performing day-to-day responsibilities.

  Short-term Incentive Compensation — Quarterly or annual bonus awards, paid in Common Shares or cash, or both, earned for achieving strategic corporate, business unit or individual goals.

  Long-term Equity Based Incentive Compensation — Equity incentives in the form of stock options granted and bonus awards paid in Common Shares to align compensation with achievement of our goals, creating shareholder value, achieving corporate objectives and to retain executives over a longer period.

In making compensation recommendations to the Board of Directors in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executives as well as internal comparisons among our executives.

Determining Compensation

The Compensation Committee oversees and sets the general guidelines and principles for the implementation of our executive compensation policies, assesses the individual performance of the Corporation's executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to Western Wind’s executive officers. The Compensation Committee bases its recommendations to the Board of Directors on its compensation philosophy and on individual and corporate performance.

The Chairman of the Compensation Committee meets with the CEO to both set goals for the forthcoming year, and to complete the annual review of the CEO’s performance. The Compensation Committee works

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with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments or revisions to consulting agreements, where applicable, any bonus awards and the award of any stock options.

Base Compensation

The base compensation of our executive officers has traditionally been determined based on the requirements of an executive officer's employment contract or consulting agreement as well as a subjective assessment of each individual's performance, experience and other factors we believe to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, and the compensation the individual could reasonably expect to receive from a competitor and our ability to pay. Base salaries or consulting fees are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling the individual’s role and responsibilities and remain externally competitive.

Short-term Incentive Compensation

Executive officers are eligible for quarterly and annual incentive compensation. Bonus awards are earned for achieving short-term goals and other strategic objectives based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market. Generally the more senior the executive, the more performance is measured by overall corporate objectives.

Bonus award levels for certain executive officers are based on a targeted percentage of base salary or fees and are determined based on job specific criteria in addition to overall performance rating. Performance is assessed relative to new project development and the achievement of the business plan, as well as other goals in respect of production targets, investor and corporate communications, staffing and business development. An individual executive’s bonus is assessed by allocating a lesser or greater percentage of the executive’s target bonus to business targets within the individual’s sphere of influence.

Long- term Equity Based Incentive Compensation

The relationship of corporate performance to executive compensation under our executive compensation program is created, in part, through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of our equity-based executive compensation to shareholder return, measured by increases in the market price of our Common Shares. All outstanding stock options have been or are deemed to have been granted under our current stock option plan.

We continue to believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to our executive officers have generally been based upon the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence our long-term growth and to reward outstanding individual performance and contributions to Western Wind’s business. Other factors influencing our recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to our executive officers in a given year have included: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that

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remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.

Option exercise periods and vesting schedules for options granted to our executive officers are determined, on a case by case basis, by the Compensation Committee and the Board of Directors.

In addition to our stock option plan, we have an equity compensation award plan. The purpose of the equity compensation award plan is to supplement our stock option plan in order to enable Western Wind to attract and retain the best available personnel, to provide additional incentives to employees, consultants and directors, to give employees, consultants and directors an ownership interest in Western Wind, and to promote the success of Western Wind’s business.

Summary Compensation Table

The following table summarizes the compensation awarded during the financial years ended December 31, 2009, December 31, 2010, and December 31, 2011 to the Named Executive Officers:

Name and Principal Position	Year	Salary ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Jeffrey J. Ciachurski, President and CEO	2011	396,000 (2)	Nil	Nil	Nil	19,384 (2)	440,819
	2010	396,000 (2)	969,443	1,795,000 (3)	Nil	17,122 (2)	3,177,565
	2009	396,000 (2)	Nil	Nil	Nil	17,122 (2)	413,122
Chris R. Thompson, CFO(4)	2011	180,000 (4)	Nil	40,000 (4)	Nil	11,867 (4)	231,867
	2010	180,000 (4)	358,258	1,035,000 (4)	Nil	Nil	1,573,258
	2009	180,000 (4)	Nil	65,000 (4)	Nil	Nil	245,000
Kevin Craig, Director of Finance(5)	2011	144,250	Nil	Nil	Nil	Nil	144,250
	2010	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A
T. Alana Steele, General Counsel and COO	2011	178,002 (6)	Nil	Nil	Nil	Nil	178,002
	2010	185,424 (6)	358,258	975,000(6)	Nil	Nil	1,518,682
	2009	205,452 (6)	Nil	Nil	Nil	Nil	205,452
Steve Mendoza, Executive VP and Chief Engineer	2011	196,297 (7)	24,474	Nil	Nil	Nil	220,771
	2010	69,019 (7)	95,745	20,000 (7)	Nil	Nil	184,764
	2009	68,484 (7)	Nil	Nil	Nil	Nil	68,484

Notes:

(1)

The option-based awards dollar amount was calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options. As at August 24, 2012, all outstanding options are fully vested.

(2)

During the year ended December 31, 2011, Mr. Ciachurski received consulting fees in the amount of $22,500 per month, quarterly fees of $31,500, and a car allowance totaling $19,384. During the year ended December 31, 2010,

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Mr. Ciachurski received consulting fees of approximately $22,500 per month, quarterly fees of $31,500, and a car allowance totalling $17,122. During the year ended December 31, 2009, Mr. Ciachurski received consulting fees of approximately $22,500 per month, quarterly fees of $31,500 and a car allowance totalling $17,122.

(3)

During 2010, Mr. Ciachurski was awarded discretionary cash bonuses in connection with the completion of project milestones for Western Wind’s Kingman Energy Corp and Windstar Energy LLC wind farms. A cash bonus in the amount of $959,002 was paid out in 2010, while the remaining $835,998 was paid out by December 31, 2011.

(4)

Mr. Thompson, formerly Senior VP of Project Finance, was appointed CFO of Western Wind on August 1, 2012. Prior to June 1, 2011, Mr. Thompson served as CFO of the Corporation. Mr. Thompson was awarded discretionary cash bonuses in regards to the completion of project milestones for its Kingman Energy Corp and Windstar Energy LLC wind farms. $370,518 in cash bonus was paid out in 2010, with $578,626 paid out in 2011, leaving an unpaid balance of $25,856 as at December 31, 2011. Pursuant to an agreement with TCC Consulting Ltd., dated November 27, 2009, TCC Consulting Ltd., a private company wholly-owned by Mr. Thompson (“TCC Consulting”), is paid a consulting fee of $15,000 per month and receives a car allowance in the amount of of $11,867. In addition to his consulting fees during the years ended December 31, 2011, December 31, 2010, and December 31, 2009, Mr. Thompson was awarded $40,000, $60,000 and $65,000 in performance bonuses. Pursuant to the terms of a consulting agreement with TCC Consulting dated August 1, 2012, TCC Consulting is paid a monthly consulting fee of $20,000, effective August 15, 2012.

(5)

Mr. Craig, current Director of Finance of the Corporation, served as CFO of Western Wind from June 1, 2011 until August 1, 2012. Pursuant to the terms of an executive employment agreement between the Corporation and Mr. Craig dated March 15, 2012, Mr. Craig receives a monthly salary in the amount of $16,250 effective March 15, 2012.

(6)

During the year ended December 31, 2011, pursuant to the terms of a consulting agreement between the Corporation and Ms. Steele, Ms. Steele received consulting fees in the amount of US$15,000 per month. Effective July 1, 2012 Ms. Steele’s consulting fees increased to US$18,333.33 per month. Ms. Steele was awarded discretionary cash bonuses in regards to the completion of project milestones for its Kingman Energy Corp and Windstar Energy LLC wind farms. Nil in cash bonus was paid and $975,000 remains unpaid as at December 31, 2011.

(7)

As of August 2, 2011, Mr. Mendoza is paid a monthly consulting fee in the amount of $22,000 per month through his wholly-owned company, Don Esteban Group, Inc. Prior to August 2, 2011, Mr. Mendoza received a consulting fee ranging from $4,000 to $14,500 per month, determined based on the number of hours Mr. Mendoza worked for the Corporation per month. Mr. Mendoza was awarded a discretionary cash bonus in connection with the completion of the Corporation’s project milestones for its Kingman Energy Corp wind farm. $Nil in cash bonus was paid and $20,000 remains unpaid as at December 31, 2011.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table lists the awards granted to Named Executive Officers that are outstanding at the end of the most recently completed financial year ended December 31, 2011. The table includes awards granted before the most recently completed financial year.

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
Jeffrey J. Ciachurski, President and CEO	417,734	1.09	12/21/15	384,315	Nil	Nil
	300,000	1.53	03/11/15	144,000
	350,000	1.34	11/04/13	234,500
	100,000	1.54	11/08/12	47,000
Chris R. Thompson, CFO	280,635	1.09	12/21/15	258,184	Nil	Nil
Kevin Craig, Director of Finance	25,984	1.09	12/21/15	23,905	Nil	Nil
	73,000	1.11	06/24/19	65,700
T. Alana Steele, General Counsel & COO	374,100	1.09	12/21/15	344,172	Nil	Nil
	100,000	1.54	11/08/12	47,000
Steve Mendoza, Sr. VP & Chief Engineer	25,000	1.45	03/07/16	14,000	Nil	Nil
	100,000	1.09	12/21/15	92,000
	400,000	1.34	12/15/13	268,000

Notes:

(1)	Options subject to vesting as follows: options vest as to 25% upon issuance and 25% on each of the dates that is six months, twelve months and eighteen months from the date thereof.
(2)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Western Wind’s Common Shares on the TSX-V on December 31, 2011 and the Exercise Price of the options. The closing price of Western Wind’s Common Shares on the TSX-V on December 31, 2011 was $2.01.

(3)	Mr. Thompson was appointed CFO of the Corporation on August 1, 2012.
(4)	Mr. Craig was CFO of the Corporation from June 1, 2011 until his succession by Mr. Thompson on August 1, 2012.

Incentive Plan Awards

Value vested or earned during the year

The following table sets forth for each Named Executive Officer, the value of option-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

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Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey J. Ciachurski, President and CEO	216,973	Nil
Chris R. Thompson,(3) CFO	116,931	40,000(2)
Kevin Craig,(4) Director of Finance	16,240	Nil
T. Alana Steel, General Counsel & COO	116,931	Nil
Steve Mendoza, Sr. VP & Chief Engineer	34,063	Nil

Notes:

(1)

Calculated based on the difference between the market price of the Common Shares on the vesting date and the exercise price of the options on the vesting date. A nil amount indicates that no options held by the Named Executive Officer vested during 2011 at an “in the money” amount when the exercise price was compared to the closing price of Western Wind’s Common Shares on the TSX-V on the date of vesting. Option subject to vesting as follows: options vest as to 25% upon issuance and 25% on each of the dates that is six months, twelve months and eighteen months from the date thereof.

(2)	Performance bonus. See “Summary Compensation Table”.
(3)	Mr. Thompson was appointed CFO of the Corporation on August 1, 2012.
(4)	Mr. Craig served as CFO of the Corporation from June 1, 2011 until his succession by Mr. Thompson on August 1, 2012.

Pension Plan Benefits

Western Wind does not have a pension plan, nor does it provide any benefits following or in connection with retirement.

Termination and Change of Control Benefits

Messrs. Ciachurski, Craig and Thompson (through his consulting company, TCC Consulting Ltd.) and Ms. Steele are party to executive employment agreements and consulting agreements, respectively, with Western Wind (each an “Executive Agreement”, together, the “Executive Agreements”).

Pursuant to the terms of the Executive Agreements, Messrs. Ciachurski and Craig are eligible to participate in the Corporation’s stock option plan, are entitled to participate in any bonus plan established by the Board, and may receive, at the discretion of the Board, an annual performance-based bonus. In addition, Mr. Ciachurski is entitled to receive an annual grant of options to purchase 500,000 Common Shares, subject to certain conditions. In accordance with the terms of the Executive Agreements, Messrs. Ciachurski and Craig are also entitled to receive other standard benefits made available by the Corporation and are entitled to be reimbursed for certain expenses incurred in connection with their duties on behalf of the Corporation.

Under the terms of the Executive Agreement between Mr. Thompson and the Corporation, Mr. Thompson is entitled to participate in any bonus plan established by the Board and may receive, at the discretion of

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the Board, an annual performance-based bonus. Mr. Thompson and Ms. Steele are entitled to be reimbursed for certain expenses incurred in connection with his duties on behalf of the Corporation.

In the event of termination without clause, Mr. Ciachurski and Mr. Craig will be entitled to either a specified amount of written notice, termination payment in lieu of notice, or some combination of notice and termination payment. In addition, Mr. Ciachurski will be entitled to receive a termination bonus.

In the event of termination without cause, Mr. Thompson and Ms. Steele are entitled to a specified amount of written notice and a specified termination bonus.

The Executive Agreements of Messrs. Ciachurski and Craig contain dual-trigger “Change in Control” provisions that will trigger the payment of severance to an executive if, at any time within 12 months after a Change in Control, (i) the executive is terminated without just cause, or (ii) the executive resigns due to a material reduction or change in his position, duties or remuneration. The amount of severance payable will be based on the base salary (the “Base Salary”) of the executive and, in the case of Mr. Ciachurski, the annual bonuses paid over the last three years. In addition, under the terms of Messrs. Ciachurski and Craig’s Executive Agreement, any stock outstanding options granted to Messrs. Ciachurski and Craig, and any options agreed to be issued to the terminated executive upon the occurrence of a certain event will, subject to the terms of the Corporation’s stock option plan, vest immediately and continue to be exercisable for the duration of the relevant term.

The Executive Agreements of Mr. Thompson and Ms. Steele provide that, in the event the executive terminates the Executive Agreement within sixty days after a change in control, the terminating consultant will be entitled to receive a termination payment based on the executive’s annual fee under the applicable Executive Agreement and, upon such termination, all outstanding stock options will vest immediately.

The estimated incremental payments from the Corporation to each executive upon termination without cause or resignation related to a Change in Control are as follows:

NEO		Change in Control
Jeffrey J. Ciachurski President and CEO	Salary	$1,188,000(1)
	Bonus	Three times the average amount of annual bonuses paid to the executive in the three years prior to the termination or resignation date. (2)
Chris Thompson CFO	Annual Fee	$240,000
	Bonus	N/A
Kevin Craig Director of Finance	Salary	$195,000(1)
	Bonus	N/A
T. Alana Steele General Counsel and COO	Annual Fee	$220,000
	Bonus	All bonuses accrued but not paid must be paid within sixty days of change in control.

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Notes:

(1)

In addition to the salary payable to an executive upon resignation or termination following a Change in Control, each of Messrs. Ciachurski and Craig will be entitled to amounts earned but unpaid prior to the termination or resignation date, including: (i) all outstanding and accrued vacation pay and bonuses, and (ii) all reimbursable expenses.

(2)

Upon the occurrence of a Change in Control, Mr. Ciachurski will be entitled to a special bonus ranging between $2.0 million and $4.0 million based on a per share price between $3.00 and $5.00, with an additional $1.0 million for each dollar increase in per share value above $5.00. In the event that Mr. Ciachurski has not been paid bonuses during such three year period then the bonus amounts payable to Mr. Ciachurski upon termination or resignation following Change in Control will not be less than the target bonus amounts determined annually by the Board pursuant to the terms of Mr. Ciachurski’s Executive Agreement.

Director compensation table

The following table sets forth all amounts of compensation provided to each of our directors other than directors who are also Named Executive Officers, for the year ended December 31, 2011.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Claus Andrup	35,000 (2)	Nil	Nil	Nil	Nil	35,000
Robert C. Bryce	35,000 (2)	Nil	Nil	Nil	Nil	35,000
V. John Wardlow	35,000 (2)	Nil	Nil	Nil	Nil	35,000
J. Michael Boyd	Nil	Nil	Nil	Nil	94,934(3)	94,934
Cash A. Long(4)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

The option-based awards dollar amount are calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of Western Wind’s Common Shares and expected life of the options.

(2)

Messrs. Andrup, Bryce and Wardlow are paid directors’ fees in the amount of $2,500 per month, and are reimbursed for their expenses. The Directors were also paid a Special Committee fee of $5,000 for serving on a special committee established to review a proposal received from a third party to acquire the Common Shares of the Corporation.

(3)

Mr. Boyd was paid US$8,000 per month in relation to project development consulting services performed for the Corporation and was reimbursed for his expenses associated with his position as VP of Business Development. In addition to assisting with local counting zoning and permitting processes, Mr. Boyd is responsible for researching and locating properties that the Corporation develops and receives compensation from the Corporation for such work.

(4)	Mr. Long resigned as a director of Western Wind on February 15, 2011.

Outstanding share-based awards and option-based awards

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

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Name	Option-based Awards				Share-based Awards
	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
Claus Andrup	187,500	1.09	12/21/15	172,500	Nil	Nil
	150,000	1.34	11/04/13	100,500	Nil	Nil
	100,000	1.54	11/08/12	47,000	Nil	Nil
Robert C. Bryce	250,000	1.09	12/21/15	230,000	Nil	Nil
	150,000	1.34	11/04/13	100,500	Nil	Nil
	100,000	1.54	11/08/12	47,000	Nil	Nil
V. John Wardlow	250,000	1.09	12/21/15	230,000	Nil	Nil
	300,000	1.34	11/04/13	201,000	Nil	Nil
	100,000	1.54	11/08/12	47,000	Nil	Nil
J. Michael Boyd	187,089	1.09	12/21/15	172,122	Nil	Nil
	150,000	1.34	11/04/13	100,500	Nil	Nil
	250,000	1.54	11/08/12	117,500	Nil	Nil

Notes:

(1)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Western Wind’s Common Shares on the TSX-V on December 31, 2011 and the Exercise Price of the options. The closing price of Western Wind’s Common Shares on the TSX-V on December 31, 2011 was $2.01.

Incentive plan awards – value vested or earned during the year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards that vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Claus Andrup	78,125	Nil	Nil
Robert C. Bryce	78,125	Nil	Nil
V. John Wardlow	78,125	Nil	Nil
J. Michael Boyd	77,954	Nil	Nil

Notes:

(1)

Calculated based on the difference between the market price of our Common Shares on the vesting date and the exercise price of the options on the vesting date. A nil amount indicates that no options held by the director vested

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during 2011 at an “in the money” amount when the exercise price was compared to the closing price of Western Wind’s Common Shares on the TSX-V on the date of vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of Western Wind’s financial year ended December 31, 2011, all information required with respect to compensation plans under which equity securities of Western Wind are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	5,557,028 (1)	$1.29	6,314,079
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,557,028	$1.29	6,314,079

Notes:

(1)	Options outstanding which have been granted pursuant to Western Wind’s stock option plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed in this Management Information Circular, no director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors, as set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as disclosed below, no executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is, as at the date hereof, or has been since the beginning of the financial year ended December 31, 2011, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.

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AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share purchases	Nil	N/A
Other(1)	$51,833	N/A

Notes:

(1)

As at the date of this Management Information Circular, an executive officer of the Corporation is indebted to the Corporation in the amount of $51,833 in respect of certain expenditures which are treated by the Corporation as a non- interest bearing, unsecured loan.

AUDIT COMMITTEE

The Audit Committee Charter

A copy of Western Wind’s Audit Committee Charter is attached as Schedule “A” to this Management Information Circular.

Composition of the Audit Committee

The following are currently the members of the Audit Committee:

	Independent (1)	Financially Literate (1)
Robert C. Bryce	Y	Y
Claus Andrup	Y	Y
V. John Wardlow	Y	Y

Notes:

(1)	As defined by National Instrument 52-110 (“NI 52-110”).

Relevant Education and Experience

Mr. Bryce has a Masters Degree in Business Administration and has gained financial literacy through his years of experience serving as a director of other reporting issuers. Mr. Andrup has gained financial literacy through his years of experience serving as a director of other reporting issuers and as a director and treasurer of several not-for-profit organizations. Mr. Wardlow has gained financial literacy throughout his professional career, including his years of experience serving as a director of another reporting issuer.

Each Audit Committee member has had experience reviewing financial statements. Each member has an understanding of Western Wind’s business and has an appreciation for the relevant accounting principles for our business.

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Audit Committee Oversight

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Reliance on Certain Exemptions

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Corporation has adopted specific policies and procedures for the engagement of non-audit services. Under the terms of the Audit Committee Charter, the Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiaries. The Audit Committee is also responsible for, on an annual basis, reviewing fees paid by the Corporation to the external auditors in respect of non-audit services provided by the auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by Western Wind’s external auditors in each of the last two fiscal years for audit service fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
December 31, 2011	$363,000	Nil	$287,290	Nil
December 31, 2010	$253,065	Nil	$44,595	Nil

Notes:

(1)	Fees for Canadian and US transfer pricing and tax compliance.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), of 2800 - 1055 Dunsmuir Street Vancouver, B.C. V7X 1P4, will be nominated at the Meeting for re-appointment as auditor of the Corporation at a remuneration to be fixed by the directors. Western Wind first appointed Deloitte as auditor of Western Wind on January 16, 2008. Unless such authority is withheld, the persons named as proxyholders in the accompanying YELLOW proxy intend to vote for the continued appointment of Deloitte as Western Wind’s auditors until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors.

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MANAGEMENT CONTRACTS

Western Wind’s management functions are performed by directors, executive officers or senior officers of Western Wind, or its subsidiaries and not, to any substantial degree, (other than as may be described elsewhere in this Circular) performed by any other person with whom Western Wind has contracted.

ADDITIONAL INFORMATION

Additional information concerning Western Wind is available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the annual financial statements of the Corporation and the report of the auditors thereon which will be placed before shareholders at the Meeting. Copies of Western Wind’s financial information contained in Western Wind’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2011 are also available on SEDAR and may be obtained without charge upon request from Western Wind at: Suite 1326-885 West Georgia Street, Vancouver, B.C. V6C 3E8, telephone number: (604) 685-9463. The Corporation may require the payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document.

OTHER MATTERS

As of the date of this Management Information Circular, management of the Corporation is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Management Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed YELLOW proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

The contents of this Management Information Circular and the distribution to the shareholders of the Corporation have been approved by the Board of Directors of the Western Wind.

DATED at Vancouver, British Columbia, this 24th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, President, Chief Executive Officer and Director

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SCHEDULE “A”

WESTERN WIND ENERGY CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

(Dated for Reference January 20, 2012)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members. Each member must be a director of the Corporation. A majority of the members of the Committee shall not be officers or employees of the company or of an affiliate of the Corporation. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Corporation’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Corporation.

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At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Corporation or of an affiliate of the Corporation. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the external auditor and management annually to review the Corporation’s financial statements.

The Committee may invite to its meetings any director, any manager of the Corporation, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Corporation’s financial accounting and reporting process and system of internal control. The Committee shall:

(a)

Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board of Directors and recommend to the Board of Directors whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

(b)

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and have meetings with the Corporation’s auditors without management present, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)	Review significant transactions which are not a normal part of the Corporation’s business along with their accounting treatment.

(d)	Monitor the establishment of an appropriate internal control framework, including information systems, and its operation and considering enhancements.

(e)

Monitor the corporate risk assessment process and compliance with internal controls. Review of the annual fraud risk assessment prepared by management and monitor the implementation of entity-wide anti-fraud programs and controls commensurate with the risks identified. Review reports on any material defalcations, frauds and thefts.

(f)

Review any internal control reports prepared by management, external consultants, and external auditors, together with management’s response, to ensure that, where major deficiencies or breakdowns in controls or procedures have been identified, appropriate and prompt remedial action is taken by management.

(g)

Review and satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(h)

Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Corporation publicly discloses this information.

(i)	Monitor compliance with relevant legislative and regulatory requirements.

(j)

Meet no less frequently than annually with the external auditors and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(k)

Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

(l)	Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(m)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting, auditing matters or fraud.

Audit

External Auditor

The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors. In carrying out this duty, the Committee shall:

(a)	Require the external auditor to report directly to the Committee.

(b)

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year and the compensation for the external auditors, or, if applicable, the replacement of the external auditor.

(c)	Review, annually, the performance of the external auditor.

(d)	Review and confirm the independence of the external auditor.

(e)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Corporation.

(f)	Pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation. The Committee shall:

(a)	Review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

(b)	Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(c)

Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information with GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment.

(d)	Ensure that all material written communications between the Corporation and the external auditors are sent to the Committee.

(e)	Review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(f)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

Other

(a)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)	Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)	to seek any information it requires from any employee of the Corporation in order to perform its duties;

(b)	to engage, at the Corporation’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)	to set and pay the compensation for any advisors engaged by the Committee; and

(d)	to communicate directly with the internal and external auditors of the Corporation.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.

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YOU NEED TO VOTE AHEAD OF THE MEETING TO PROTECT YOUR INVESTMENT IN WESTERN WIND.

WE URGE YOU TO SUPPORT A COMPREHENSIVE AND EFFICIENT SALE PROCESS BY VOTING IN FAVOUR OF MANAGEMENT’S SLATE OF DIRECTOR NOMINEES.

PLEASE DISREGARD ANY OTHER COLOUR PROXY YOU RECEIVE FROM THE

DISSIDENT GROUP AND VOTE ONLY THE YELLOW PROXY.

PLEASE CHECK WWW.WESTERNWINDENERGY.COM REGULARLY FOR NEWS UPDATES AND ADDITIONAL INFORMATION.

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